EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Earnings:
Income from continuing operations	$143,873	$33,391	$208,550	$43,673
Equity in loss (income) of unconsolidated entities	23	(2,919)	4	(2,895)
Income tax expense	398	523	907	793
Income from continuing operations before equity in (income) loss of unconsolidated entities and income tax expense	144,294	30,995	209,461	41,571
Add:
Distribution of income from investments in unconsolidated entities	—	2,676	6	11,541
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	30,923	31,674	62,245	64,174
Deduct:
Capitalized interest	490	337	964	850
Total Earnings (A)	$174,727	$65,008	$270,748	$116,436
Fixed charges and preferred dividends:
Interest expense	$29,528	$30,163	$59,459	$60,839
Amortization of deferred financing costs	905	1,174	1,822	2,485
Capitalized interest	490	337	964	850
Total Fixed Charges (B)	$30,923	$31,674	$62,245	$64,174
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$30,923	$31,674	$62,245	$64,174

Ratio of Earnings to Fixed Charges (A/B)	5.7 x	2.1 x	4.3 x	1.8 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	5.7 x	2.1 x	4.3 x	1.8 x